UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rules 13d-1(a) and Amendments thereto Filed

Pursuant to Rule 13d-2(a)

(Amendment No. 7)*

MERCURY AIR GROUP, INC.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

589354109

(CUSIP number)

COPY TO:

R. G. Barrett

J O Hambro Capital Management Limited

Ryder Court

14 Ryder Street

London SW1Y 6QB, England

011-44-207-747-5640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2003

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 23 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589354109	Page 2 of 23

SCHEDULE 13D

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J O Hambro Capital Management Group Limited No IRS Identification Number

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS AF

	5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0

8. SHARED VOTING POWER 22,400

9. SOLE DISPOSITIVE POWER 0

10. SHARED DISPOSITIVE POWER 22,400

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,400

	12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14. TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 589354109	Page 3 of 23

SCHEDULE 13D

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J O Hambro Capital Management Limited No IRS Identification Number

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS AF

	5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0

8. SHARED VOTING POWER 22,400

9. SOLE DISPOSITIVE POWER 0

10. SHARED DISPOSITIVE POWER 22,400

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,400

	12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14. TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 589354109	Page 4 of 23

SCHEDULE 13D

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Harwood Bernard Mills No IRS Identification Number

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS AF

	5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0

8. SHARED VOTING POWER 22,400

9. SOLE DISPOSITIVE POWER 0

10. SHARED DISPOSITIVE POWER 22,400

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,400

	12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14. TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 589354109	Page 5 of 23

SCHEDULE 13D

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) American Opportunity Trust plc No IRS Identification Number
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS WC
	5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
	12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAINSHARES*	☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14. TYPE OF REPORTING PERSON * IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 589354109	Page 6 of 23

SCHEDULE 13D

1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Trident North Atlantic Fund No IRS Identification Number

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS WC

	5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0

8. SHARED VOTING POWER 0

9. SOLE DISPOSITIVE POWER 0

10. SHARED DISPOSITIVE POWER 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

	12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14. TYPE OF REPORTING PERSON * IV, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 7 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 7 to Statement on Schedule 13D (the “Amendment”) is filed on behalf of the Filing Parties (defined below). This Amendment amends the Amendment No. 6 filed by the Filing Parties with the Securities and Exchange Commission (the “SEC”) on August 28, 2003 pursuant to a joint filing agreement dated as of April 9, 2003. The Filing Parties first filed with the SEC a Statement on Schedule 13D with respect to the common stock, par value $0.01 per share, of Mercury Air Group, Inc. on December 2, 2002. The initial statement was subsequently amended on December 6, 2002, December 17, 2002, April 14, 2003, July 11, 2003, August 1, 2003 and August 28, 2003.

Item 1. Security and Issuer.

The class of equity securities to which this Amendment relates is the common stock, par value $0.01 per share (the “Common Stock”) of Mercury Air Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 5456 McConnell Avenue, Los Angeles, CA 90066.

Item 2. Identity and Background.

2 (a-c,f).

I. Filing Parties:

This Amendment is filed on behalf of the following five persons, who are collectively referred to as the “Filing Parties”:

1.	J O Hambro Capital Management Group Limited (“J O Hambro Group”) is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Group functions as the ultimate holding company for J O Hambro Capital Management Limited.

2.	J O Hambro Capital Management Limited (“J O Hambro Capital Management”) is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to North Atlantic Smaller Companies Investment Trust plc (“NASCIT”) and American Opportunity Trust plc (“American Opportunity Trust”) and as investment adviser to Oryx International Growth Fund Limited (“Oryx”), The Trident North Atlantic Fund (“Trident North Atlantic”) and The Trident European Fund (“Trident European”), as well as to private clients.

3.

Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro Group, J O Hambro Capital Management, Trident North Atlantic, Oryx, Acquisitor plc and Acquisitor Holdings (Bermuda) Ltd. (“Acquisitor”), and as co-investment adviser to NASCIT and American Opportunity Trust.

4.	American Opportunity Trust is an investment trust organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

5.	Trident North Atlantic is an exempted company organized under the laws of the Cayman Islands with its principal office and business at P.O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.

II. Control Relationships:

J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Group.

Christopher Harwood Bernard Mills serves as a director of J O Hambro Group and J O Hambro Capital Management, as executive director of American Opportunity Trust and as a director of Trident North Atlantic.

III. Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

(d) Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 22,400 shares of Common Stock beneficially held by private clients of J O Hambro Capital Management is $142,805 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by such private clients were paid for using their working capital funds.

Item 4. Purpose of Transaction.

The Filing Parties have entered into a settlement agreement relating to litigation with the Company. In connection with such settlement the Company agreed to repurchase 343,600 shares of its Common Stock and pay certain costs for the mutual release of claims. The settlement terms provide for the Company to issue notes to certain of the Filing Parties in the aggregate amount of $3,586,000. Both the Company’s senior and subordinated lenders consented to the terms and conditions of the settlement agreement. The settlement agreement is filed as an exhibit to this Schedule 13D.

The Filing Parties have no present plans to acquire additional shares of the Common Stock of the Company. The Filing Parties have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole or Shared Power to Dispose	Approximate Percentage*

J O Hambro Group	22,400	0	22,400	22,400	0.0%

J O Hambro Capital Management	22,400	0	22,400	22,400	0.0%

Christopher H. B. Mills	22,400	0	22,400	22,400	0.0%

American Opportunity Trust	0	0	0	0	0.0%

Trident North Atlantic	0	0	0	0	0.0%

*	Based on 6,577,334 shares of Common Stock, par value $0.01 per share, outstanding as of May 9, 2003, which is based on information reported in the Company’s 10-Q for the period ended March 31, 2003, as adjusted to reflect a consolidation of the Common Stock in a 1 for 2 reverse stock split on June 18, 2003.

(c) In the time since the Amendment No. 6 to Statement on Schedule 13D was filed by the Filing Parties on August 28, 2003, the Filing Parties sold 343,600 shares of the Common Stock to the Company pursuant to the terms of a Settlement Agreement with the Company dated December 12, 2003. The settlement terms provide for the Company to issue notes to certain of the Filing Parties in the aggregate amount of $3,586,000.

(d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) On December 12, 2003, the Filing Parties ceased to beneficially own more than 5% of the Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As investment manager for its private clients, J O Hambro Capital Management has the right to transfer and vote the shares of Common Stock of the Company pursuant to either agreements or arrangements entered into with such private clients.

Item 7. Material to be Filed as Exhibits.

(h) Settlement Agreement dated December 12, 2003 by and among the Company, J O Hambro Group, J O Hambro Capital Management, American Opportunity Trust and Trident North Atlantic.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2003

J O HAMBRO CAPITAL MANAGEMENT LIMITED

By: /s/ R. G. Barrett
Name: R. G. Barrett
Title: Director
Executed on behalf of the Filing Parties pursuant to the Joint Filing Agreement, as previously filed.

Schedule A

Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Group Limited (“J O Hambro Group”) as of the date hereof.

Name:	James Daryl Hambro (Chairman)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Chairman, J O Hambro Capital Management

Name:	Christopher Harwood Bernard Mills (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Non-Executive Director, Acquisitor Non-Executive Director, Acquisitor plc Executive Director, NASCIT Executive Director, American Opportunity Trust Director, J O Hambro Capital Management

Name:	Nichola Pease (Director and Chief Executive)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director and Chief Executive, J O Hambro Capital Management

Name:	Graham Warner (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Robert George Barrett (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Andreas Christian Jutting Lehmann (Director)
Citizenship:	Danish
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited (“J O Hambro Capital Management”) as of the date hereof.

Name:	James Daryl Hambro (Chairman)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Managing Director, J O Hambro Capital Management

Name:	Christopher Harwood Bernard Mills (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Non-Executive Director, Acquisitor Non-Executive Director, Acquisitor plc Executive Director, NASCIT Executive Director, American Opportunity Trust Director, J O Hambro Capital Management

Name:	Jeremy James Brade (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Nichola Pease (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director and Chief Executive, J O Hambro Capital Management

Name:	Basil Postan (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Robert George Barrett (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Andreas Christian Jutting Lehmann (Director)
Citizenship:	Danish
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Willem Vinke (Director)
Citizenship:	Dutch
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

Name:	Graham Warner (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc (“American Opportunity Trust”) as of the date hereof.

Name:	R. Alexander Hammond-Chambers (Chairman)
Citizenship:	British
Business Address:	29 Rutland Square Edinburgh EH1 2BW Scotland
Principal Occupation:	Non-Executive Director, American Opportunity Trust

Name:	Christopher Harwood Bernard Mills (Executive Director)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Non-Executive Director, Acquisitor Non-Executive Director, Acquisitor plc Executive Director, American Opportunity Trust Executive Director, NASCIT Director, J O Hambro Capital Management

Name:	John Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company[1] 537 Steamboat Road Greenwich, Connecticut 06830
Principal Occupation:	Managing Director, Gildea Management Company

1	Gildea Management Company is principally engaged in the investment management business.

Name:	The Hon. James J. Nelson (Director)
Citizenship:	British
Business Address:	Foreign & Colonial Ventures[2] 4th Floor Berkeley Square House Berkeley Square London W1X 5PA England
Principal Occupation:	Director, Foreign & Colonial Ventures

Name:	Iain Tulloch (Director)
Citizenship:	British
Business Address:	Murray Johnstone Ltd.[3] 7 West Nile Street Glasgow G2 2PX Scotland
Principal Occupation:	Director, Murray Johnstone Ltd.

Name:	Philip Ehrman (Director)
Citizenship:	British
Business Address:	Gartmore Investment Management Ltd.[4] Gartmore House 16-18 Monument Street London EC3R 8AJ England
Principal Occupation:	Investment Manager, Gartmore Investment Management Ltd.

2	Foreign & Colonial Ventures is principally engaged in the investment management business.
3	Murray Johnstone Ltd. is principally engaged in the investment management business.
4	Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund (“Trident North Atlantic”) as of the date hereof.

Name:	Basil Postan (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Director, J O Hambro Capital Management
Partner, RSM Robson Rhodes

Name:	Christopher Harwood Bernard Mills (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Executive Director, NASCIT Executive Director, American Opportunity Trust Director, J O Hambro Capital Management

Name:	David Sargison (Director)
Citizenship:	British
Business Address:	Caledonian Bank & Trust Limited Caledonian House George Town, Grand Cayman Cayman Islands
Principal Occupation:	Managing Director, Caledonian Bank & Trust Limited

Name:	John Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company P.O. Box 98 New Canaan, Connecticut 06840 USA
Principal Occupation:	Managing Director, Gildea Management Company

Exhibit Index

The following documents are filed herewith or incorporated herein by reference:

Exhibit	Page
(a) Administration, Management and Custody Agreement dated as of January 7, 1993 between J O Hambro Capital Management Limited and American Opportunity Trust plc.	Incorporated by reference to Exhibit (a) of the Schedule 13D Amendment No. 1 filed on February 20, 2001 by Acquisitor plc and the other parties thereto with respect to Colorado MEDtech Inc.

(b)    Joint Filing Agreement dated as of December 2, 2002 among Acquisitor Holdings (Bermuda) Ltd., J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc, and Christopher H. B. Mills.

Previously filed.

(c)    Amended and Restated Joint Filing Agreement dated as of December 17, 2002 among Acquisitor Holdings (Bermuda) Ltd., J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc, Christopher H. B. Mills and The Trident North Atlantic Fund.

Previously filed.

(d)    Second Amended and Restated Joint Filing Agreement dated as of April 9, 2003 among Acquisitor Holdings (Bermuda) Ltd., J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc, Christopher H. B. Mills and The Trident North Atlantic Fund.

Previously filed.

(e) Letter dated July 31, 2003 from The Trident North Atlantic Fund to the Company requesting a complete list of the Company’s stockholders.	Previously filed.

(f)     Letter to the Company dated August 28, 2003 from The Trident North Atlantic Fund requesting a complete list of the Company’s stockholders and materials relating to allegations concerning corporate mismanagement at the Company.

Previously filed.

(g)    Letter to the Special Litigation Committee of the Company dated August 28, 2003 from Ropes & Gray LLP, counsel to The Trident North Atlantic Fund and American Opportunity Trust plc, to Jenner & Block, counsel to the Special Litigation Committee.

Previously filed.

(h)    Settlement Agreement dated December 12, 2003 by and among the Company, J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc and The Trident North Atlantic Fund.

Exhibit (h) attached hereto.